UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

              ☒              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                For the fiscal year ended December 31, 2014

OR

              ☐               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                For the transition period from ________________ to _______________

Commission File Number:                                                1-14157 (Telephone and Data Systems, Inc.)

                                                                                                1-9712 (United States Cellular Corporation)

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
Suite 4000
Chicago, IL  60602

B.   Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL  60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Chicago, IL  60631

Telephone and Data Systems, Inc.

Tax–Deferred Savings Plan

Financial Report

December 31, 2014

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information

Schedule of Assets (Held at End of Year)	13

Exhibits

No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

McGladrey LLP

Report of Independent Registered Public Accounting Firm

To the Investment Management Committee

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 of the financial statements, the plan sponsor approved the merger of the MSN Communications, Inc. Profit Sharing Plan into the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan effective December 5, 2014.

As discussed in Note 9 of the financial statements, the plan sponsor approved the merger of the Airadigm Communications, Inc. 401(k) Profit Sharing Plan into the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan effective December 15, 2014.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

By:          /s/ McGladrey LLP

                McGladrey LLP

Peoria, Illinois

June 18, 2015

Member of RSM International network of independent accounting, tax and consulting firms.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets

Investments, at fair value	$771,435,082	$708,510,522

Receivables:
Accrued income	138,992	251,716
Contributions in transit and other	—	61
Notes receivable from participants	12,731,370	12,452,550
Due from merged plan	—	10,307,491
Due from broker for securities purchased	255,178	—
Total receivables	13,125,540	23,011,818

Total assets	784,560,622	731,522,340

Liabilities

Distributions in transit and other	—	89,866
Due to broker for securities purchased	307,654	—
Total liabilities	307,654	89,866

Net Assets Available for Benefits at Fair Value	784,252,968	731,432,474

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(2,466,971)	(2,399,854)

Net Assets Available for Benefits	$781,785,997	$729,032,620

See Notes to Financial Statements.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to Plan Assets Attributed to
Investment income:
Interest and dividends	$10,042,525
Net appreciation in fair value of investments	37,370,538

Interest income on notes receivable from participants	522,278

Contributions:
Participants'	48,516,256
Employers'	22,909,253
Participant rollover	3,177,043
Total additions	122,537,893

Deductions From Plan Assets Attributed to
Benefits paid to participants	80,385,266
Administrative expenses	474,035
Total deductions	80,859,301

Net increase	41,678,592

Transfer from merged plans	11,074,785

Net assets available for benefits:
Beginning of year	729,032,620

End of year	$781,785,997

See Notes to Financial Statements.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2014 and 2013

Notes to Financial Statements

Note 1.   Description of the Plan

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan official plan document or summary plan description for a more complete description of the Plan's provisions.

General: The Plan is a contributory tax-exempt profit sharing plan established by Telephone and Data Systems, Inc. (“TDS” or the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the administrator and sponsor of the Plan and The Bank of New York Mellon was the directed trustee and asset custodian of the Plan through December 31, 2014.  Effective January 1, 2015, the Company has appointed The Northern Trust Company as directed trustee and the asset custodian of the Plan.  The Northern Trust Company will also provide record keeping and reporting services to the Plan in conjunction with Aon Hewitt, the Plan's third party administrator.  The Plan has received a favorable determination letter from the Internal Revenue Service indicating that it qualifies under Section 401(a) of the Internal Revenue Code. All employees of TDS and its subsidiaries which have adopted the Plan (the Company and such subsidiaries being referred to as “employers”) whom are age twenty-one or older are eligible to participate. The Plan allows participants to enter the Plan upon the latter of 30 days of continuous service with the employers or their twenty-first birthday.  Participation in the Plan is voluntary, however, any eligible employee who does not enroll on his or her own, or elect to opt out of automatic enrollment, will be automatically enrolled in the Plan starting on their eligibility date (or as soon as practicable thereafter).

The Plan's assets are overseen by an Investment Management Committee. The Investment Management Committee is authorized to select investment options and to invest Plan assets as directed by the participants (or in the absence of such a direction, as determined by the Investment Management Committee).

Contributions: Participants may contribute to the Plan on a pre-tax basis (before-tax contributions) or on a designated Roth basis (after-tax contributions). The combined pre-tax and designated Roth contributions may not exceed 60% of the Participant’s compensation, as defined in the Plan and in accordance with Internal Revenue Service limits.  Participants may also contribute amounts representing eligible distributions from other qualified plans or individual retirement accounts (rollover contributions).

The automatic enrollment contribution rate was 3% with a 1% automatic annual increase until it reached 10% through December 31, 2014.  Effective January 1, 2015, any newly eligible employee with 30 days continuous service is automatically enrolled in the Plan on a pre-tax basis at a 6% deferral rate with the rate increasing by 1% annually until it reaches 10%, unless the employee elects otherwise.  Additionally, employees who were previously automatically enrolled in the Plan at 3% had their contribution rate increased in accordance with the new automatic enrollment provisions effective January 1, 2015.  The Vanguard Target Date Retirement Trusts are used as the Qualified Default Investment Alternative (QDIA) for automatic enrollment.

The employer matching contribution is 100% on the first 3% of a participant’s before-tax and designated Roth contributions and 40% on the next 2% of before-tax and designated Roth contributions.

Contributions are allocated to an employee’s account based on the employee’s investment elections.

Participants' Accounts and Investment Options: Each participant's account is credited with the participant's before-tax and designated Roth contributions, rollover contributions, employer matching contributions and investment income or loss less fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may invest their account in a variety of investment options as more fully described in the Plan's literature. Participants may change their investment elections via telephone or internet.

Vesting: Participants are always 100% vested in their before-tax, designated Roth and rollover contributions plus actual earnings thereon.  Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service.  Employer matching contributions vest 34% after the participant completes one year of vesting service; and 100% after the participant completes two years of vesting service.

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65 or due to death or disability.

Forfeited Accounts: For the years ended December 31, 2014 and 2013, forfeited non-vested accounts were used to reduce employer contributions by $475,512 and $445,875, respectively. All such forfeitures were used at December 31, 2014 and 2013, respectively.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2014 and 2013

Notes to Financial Statements

Payment of Benefits: Vested benefits may be paid to the participant upon termination of employment in the form of a lump sum payment or installments.  Participants experiencing a qualified financial hardship, on a qualified military leave or who have attained the age 59½ may withdraw a portion of their account balance as defined in the Plan while employed by the Company.

Notes Receivable from Participants: Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions).  These loans are secured by the remaining balance in the participant's account.  The notes bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the note is processed.  Principal and interest are paid ratably through after-tax payroll deductions.  The repayment period on the note can range from one to five years.  Notes are considered in default if no note payment is received during two consecutive pay periods.

Termination of Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their accounts.

Plan Expenses: Prior to July 1, 2014, with the exception of loan origination fees, all administrative, recordkeeping, Trustee, auditing and investment consulting fees related to the Plan were borne by TDS.  Beginning July 1, 2014, administrative, recordkeeping and Trustee fees will be paid by Plan participants.  Auditing and investment consulting fees will continue to be borne by TDS.  Investment expenses and loan origination fees were, and will continue to be, paid by Plan participants; Plan participants will also pay participant-initiated transaction fees (distribution, withdrawal, QDRO, etc.).

Note 2.   Summary of Significant Accounting Policies and Recent Accounting Pronouncements

New Accounting Pronouncement:  In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820):  Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”).  ASU 2015-07 removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  However, sufficient information must be provided to permit a reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position.  ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  TDS is required to adopt the provisions of ASU 2015-07 for reporting periods beginning after December 15, 2015, but early adoption is permitted.  TDS will adopt ASU 2015-07 for the 2015 plan year.  Upon adoption, ASU 2015-07 will be applied retrospectively to all periods presented.  Since ASU 2015-07 only affects fair value measurement disclosures, the adoption of ASU 2015-07 will not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Basis of Accounting and Use of Estimates: The accompanying financial statements have been prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Fully Benefit-Responsive Investment Contracts: In accordance with GAAP, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the Vanguard Retirement Savings Trust II, a collective trust.  At December 31, 2014 and 2013, all of the Vanguard Retirement Savings Trust II’s investments were in the Vanguard Retirement Savings Master Trust (“the Vanguard Trust”).  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

The Vanguard Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts that are selected by the Trustee, Vanguard Fiduciary Trust Company. The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. At December 31, 2014, 97.1% of the Vanguard Trust’s holdings were comprised of “traditional investment contracts” and “alternative investment contracts” as described below.  The remainder of the Vanguard Trust’s investments consisted of Money Market funds.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2014 and 2013

Notes to Financial Statements

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. For traditional investment contracts, fair value comprises the expected future cash flows for each contract discounted to present value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment.

Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value.  For alternative investment contracts, the fair value comprises the aggregate market values of the underlying investments in bond trusts, and the value of the wrap contracts, if any. The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the Vanguard Trust’s synthetic contracts. The crediting rate of the contract resets every quarter (but will not fall below zero) based on the performance of the underlying investment portfolio. To the extent that the Vanguard Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Vanguard Trust units may forego a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Future average interest crediting rates on alternative investment contracts could be influenced by changes in market interest rates.  These contracts can be terminated by the trust or the issuer after providing 60 days’ notice.

The average yield earned by the Vanguard Trust was 2.30% and 1.98% for the years ended December 31, 2014 and 2013, respectively. This average yield is calculated by dividing the annualized earnings of all investments in the Vanguard Trust (irrespective of the interest rate credited to participants in the Vanguard Trust) by the fair value of all investments in the Vanguard Trust on the last day of the fiscal year.

The average yield earned by the Vanguard Trust with an adjustment to reflect the actual interest rate credited to participants in the Vanguard Trust was 1.89% and 1.56% for the years ended December 31, 2014 and 2013, respectively. This average yield is calculated by dividing the annualized earnings credited to participants (irrespective of the actual earnings of the investments in the Vanguard Trust) by the fair value of all investments in the Vanguard Trust on the last day of the fiscal year.

The existence of certain conditions can limit the Vanguard Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Vanguard Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Vanguard Trust or the Plan, tax disqualification of the Vanguard Trust or the Plan, and certain Vanguard Trust amendments if issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the Vanguard Trust that would cause a withdrawal from an investment contract with a negative market value adjustment is not considered to be probable.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2014 and 2013

Notes to Financial Statements

The tables below summarize the Plan’s investments measured at fair value based on the net asset value (NAV per share):

December 31, 2014
			Participant	Redemption
		Unfunded	Redemption	Notice
	Fair Value	Commitments	Frequency	Period (1)
Bank Common Trusts
Target date	$186,725,173	$-	Daily	One month
Retirement income	5,955,004	-	Daily	One month
Bond	60,157,437	-	Daily	One month
Vanguard Retirement Savings Trust II	82,831,650	-	Daily	Twelve months

December 31, 2013
			Participant	Redemption
		Unfunded	Redemption	Notice
	Fair Value	Commitments	Frequency	Period (1)
Vanguard Retirement Savings Trust II	$88,514,831	$-	Daily	Twelve months

(1) This notice period provides for Plan redemptions at contract value, subject to other provisions of the Declaration of Trust.

Investment Valuation and Income Recognition: Investments are reported at fair value.  See Note 3 – Fair Value Measurements for further information on the fair value of the Plan’s assets.  The Plan’s Investment Management Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians.

Net appreciation/depreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of the investments.  The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.  Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits: Benefits are recorded when paid.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2014 and 2013

Notes to Financial Statements

Note 3.   Fair Value Measurements

Fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price) in an orderly transaction between market participants. GAAP establishes a fair value hierarchy that contains three levels for inputs used in fair value measurements.  The three levels of the fair value hierarchy are described below:

Level 1                   Quoted market prices for identical assets or liabilities in active markets;

Level 2                   Quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets;

Level 3                   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The Plan values shares of TDS Common stock and Common stock of U.S. Cellular, TDS’ subsidiary, based on the closing price reported on the active market in which the securities are traded.  These securities are classified as Common Stock of the Plan Sponsor and Subsidiary.  The Plan also values Mutual Funds based on the closing price reported on the active market in which the individual securities are traded. Common Stock of the Plan Sponsor and Subsidiary and Mutual Funds are classified within Level 1 of the valuation hierarchy.

The Vanguard Target Retirement Trusts are bank common trusts.  These trusts invest mainly in mutual funds with the remainder invested in money market funds.  The fair value of these trusts is calculated using the market approach which values the underlying investments of the trust based on observable market prices.  These trusts are measured at fair value based on the net asset value (NAV per share) and are classified within Level 2 of the valuation hierarchy.

The BlackRock Intermediate Government/Credit Bond Index Fund F (“BlackRock Bond Fund”) is a bank maintained collective investment fund that invests in Bond Index Funds and other short-term investments.  The fair value is calculated using the market approach which values the underlying investments in the fund using observable inputs for similar assets.  The BlackRock Bond Fund is measured at fair value based on the net asset value (NAV per share), is classified within Level 2 of the valuation hierarchy, and is included within the Bank Common Trusts line item in the table below.

The Investment Contracts are bank common trusts that invest in synthetic investment contracts which are backed by investments issued by insurance companies and banks. The fair value is determined based on the underlying investments of the common trust as traded in active markets or valued using significant observable inputs. The underlying investment is classified as Level 2 in the audited financial statements of the bank common trust. The Net Asset Value (NAV) for the Investment Contracts is $1 per share.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2014 and 2013

Notes to Financial Statements

The following tables show investment assets at fair value within the fair value hierarchy, as of December 31, 2014 and 2013, respectively.

December 31, 2014	Level 1	Level 2	Total
Mutual Funds
International equity	$65,978,779	$-	$65,978,779
Money market	169,930	-	169,930
U.S. large cap	240,480,644	-	240,480,644
U.S. small cap	92,753,690	-	92,753,690
Common Stock of Plan Sponsor and Subsidiary	36,382,775	-	36,382,775
Bank Common Trusts
Target date	-	186,725,173	186,725,173
Retirement income	-	5,955,004	5,955,004
Bond	-	60,157,437	60,157,437
Investment Contracts	-	82,831,650	82,831,650
Total investments at fair value	$435,765,818	$335,669,264	$771,435,082
December 31, 2013	Level 1	Level 2	Total
Mutual Funds
Bond	$54,993,240	$-	$54,993,240
International equity	60,826,677	-	60,826,677
Money market	870,253	-	870,253
Retirement income	4,807,658	-	4,807,658
Target date	151,469,765	-	151,469,765
U.S. large cap	214,081,980	-	214,081,980
U.S. small cap	92,331,163	-	92,331,163
Common Stock of Plan Sponsor and Subsidiary	40,614,955	-	40,614,955
Investment Contracts	-	88,514,831	88,514,831
Total investments at fair value	$619,995,691	$88,514,831	$708,510,522
*There were no Level 3 investments at December 31, 2014 or December 31, 2013.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2014 and 2013

Notes to Financial Statements

Note 4.   Investments

The following presents investments as of December 31, 2014 and 2013:

	2014		2013
Bank Common Trusts
Vanguard Retirement Savings Trust II (1)	$80,364,679	*	$86,114,977	*
Vanguard Target Retirement Income Trust II	5,955,004		-
Vanguard Target 2010 Retirement Trust II	1,662,408		-
Vanguard Target 2015 Retirement Trust II	8,238,551		-
Vanguard Target 2020 Retirement Trust II	20,339,398		-
Vanguard Target 2025 Retirement Trust II	22,087,178		-
Vanguard Target 2030 Retirement Trust II	23,163,212		-
Vanguard Target 2035 Retirement Trust II	27,697,795		-
Vanguard Target 2040 Retirement Trust II	27,774,028		-
Vanguard Target 2045 Retirement Trust II	25,280,613		-
Vanguard Target 2050 Retirement Trust II	25,547,702		-
Vanguard Target 2055 Retirement Trust II	4,934,288		-
BlackRock Intermediate Government/Credit Bond Index Fund F	60,157,437	*	-

Common Stock of Plan Sponsor and Subsidiary
Telephone and Data Systems, Inc.	17,352,280		18,961,061
United States Cellular Corporation	19,030,495		21,653,894

Mutual Funds
Mutual Funds Available for Participant Contributions:
Vanguard Institutional Index Fund	93,932,961	*	82,315,873	*
Vanguard Small Cap Value Index Fund	42,771,609	*	39,585,727	*
Vanguard Value Index Fund	55,623,861	*	48,606,072	*
Vanguard Small Cap Growth Index Fund	49,982,081	*	52,745,436	*
Vanguard Total Bond Market Index Fund	-		54,993,240	*
Vanguard Growth Index Fund	90,923,822	*	83,160,035	*
Vanguard Total International Stock Index Fund	65,978,779	*	60,826,677	*
Vanguard Target Retirement Income Fund	-		4,807,658
Vanguard Target 2010 Retirement Fund	-		1,848,371
Vanguard Target 2015 Retirement Fund	-		7,396,832
Vanguard Target 2020 Retirement Fund	-		15,373,484
Vanguard Target 2025 Retirement Fund	-		17,577,367
Vanguard Target 2030 Retirement Fund	-		17,623,240
Vanguard Target 2035 Retirement Fund	-		22,458,207
Vanguard Target 2040 Retirement Fund	-		22,075,046
Vanguard Target 2045 Retirement Fund	-		21,555,653
Vanguard Target 2050 Retirement Fund	-		23,436,359
Vanguard Target 2055 Retirement Fund	-		2,125,206
Mutual Funds Used by the Plan to Invest Cash Pending Settlement:
Dreyfus Treasury & Agency Cash	169,930		870,253
Total Investments	$768,968,111		$706,110,668

* Investment represents 5% or more of the Plan’s net assets.
(1) The amount reported is contract value; the fair value of the related assets was $82,831,650 and $88,514,831 at December 31, 2014 and 2013, respectively.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2014 and 2013

Notes to Financial Statements

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) earned income as follows:

Net appreciation (depreciation) in fair value:
Common Stock of Plan Sponsor and Subsidiary	$(1,472,415)
Bank Common Trusts	(18,333,566)
Mutual Funds	57,176,519
37,370,538
Interest and dividends	10,042,525
Net investment gain of funds	$47,413,063

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Note 5.   Parties In Interest

The Bank of New York Mellon sponsors plan investments in Dreyfus Treasury & Agency Cash.  The Bank of New York Mellon is the directed trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Notes receivable from participants also qualify as party-in-interest transactions.

United States Cellular Corporation is a subsidiary of Telephone and Data Systems, Inc. The Plan invests in common stock of United States Cellular Corporation and Telephone and Data Systems, Inc. Transactions in shares of United States Cellular Corporation and Telephone and Data Systems, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2014, the Plan made purchases of $6,657,346 and sales of $9,337,698 of Company and subsidiary common stock.

Note 6.   Tax Status

The Plan obtained its latest determination letter on February 25, 2015 in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since the receipt of the determination letter. The Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt at December 31, 2014.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements as of December 31, 2014 or 2013.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2011.

Note 7.   Reconciliation of Financial Statements to Form 5500

A reconciliation between the financial statements and Form 5500 as of December 31, 2014 and 2013, and for the year ended December 31, 2014 is as follows:

	2014	2013
Total net assets per Form 5500, Schedule H	$784,203,694	$731,392,074
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,466,971)	(2,399,854)
Investments	(12,731,370)	(12,452,550)
Notes receivable from participants	12,731,370	12,452,550
Deemed distributions of notes receivable from participants	49,274	40,400
Net Assets Available for Benefits Per Financial Statements	$781,785,997	$729,032,620

Change in net assets per Form 5500, Schedule H	$41,736,835
Change in fair value to contract value for fully benefit-responsive investment contracts	(67,117)
Change in investments	(278,820)
Change in notes receivable from participants	278,820
Change in deemed distributions of notes receivable from participants	8,874
Change in Net Assets Available for Benefits Per Financial Statements	$41,678,592

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2014 and 2013

Notes to Financial Statements

Note 8.   Subsequent Events

The Plan’s management evaluated subsequent events from December 31, 2014 through June 18, 2015, the date these financial statements were issued.  With the exception of those items included in Note 1 – Description of the Plan, there have been no significant subsequent events during this period that require adjustments to or disclosure in the financial statements as of December 31, 2014 and for the year then ended.

Note 9.   Plan Mergers

Effective December 5, 2014, the Plan sponsor approved the merger of the MSN Communications, Inc. Profit Sharing Plan into the Plan. The plan assets were transferred to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan on December 11, 2014.  Participants are 100% vested in balances and earnings on the amounts transferred into the Plan from the MSN Communications, Inc. Profit Sharing Plan. Balances transferred in are eligible for withdrawal as described above under “Payment of Benefits.”  In addition, balances from the MSN Communications, Inc. Profit Sharing Plan attributable to rolled over funds are eligible for withdrawal at any time.

Effective December 15, 2014, the Plan sponsor approved the merger of the Airadigm Communications, Inc. 401(k) Profit Sharing Plan into the Plan. The plan assets were transferred to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan on December 22, 2014.  Participants are 100% vested in balances and earnings on the amounts transferred into the Plan from the Airadigm Communications, Inc. 401(k) Profit Sharing Plan. Balances transferred in are eligible for withdrawal as described above under “Payment of Benefits.”  In addition, balances from the Airadigm Communications, Inc. 401(k) Profit Sharing Plan attributable to rolled over funds are eligible for withdrawal at any time.

Effective December 31, 2013, the Plan sponsor approved the merger of the Vital Support Systems 401(k) Retirement Plan into the Plan. A majority of the plan assets were transferred to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan on January 2, 2014 with the remaining assets being received on January 24, 2014.  Participants are 100% vested in balances and earnings on the amounts transferred into the Plan from the Vital Support Systems 401(k) Retirement Plan. Balances transferred in are eligible for withdrawal as described above under “Payment of Benefits.”  In addition, balances from the Vital Support Systems 401(k) Retirement Plan attributable to rolled over funds are eligible for withdrawal at any time.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Plan 003 EIN 36-2669023

December 31, 2014

		(c)
		Description of Investment
	(b)	Including Maturity Date,			(e)
	Identity of Issue, Borrower, Lessor,	Rate of Interest, Collateral,		(d)	Current
(a)	or Similar Party	Par or Maturity Value		Cost	Value
	Bank Common Trusts
	Vanguard Retirement Savings Trust II	80,364,679	Shares	**	$82,831,650
	Vanguard Target Retirement Income Trust II	200,101	Shares	**	5,955,004
	Vanguard Target 2010 Retirement Trust II	60,451	Shares	**	1,662,408
	Vanguard Target 2015 Retirement Trust II	299,693	Shares	**	8,238,551
	Vanguard Target 2020 Retirement Trust II	750,531	Shares	**	20,339,398
	Vanguard Target 2025 Retirement Trust II	831,283	Shares	**	22,087,178
	Vanguard Target 2030 Retirement Trust II	891,579	Shares	**	23,163,212
	Vanguard Target 2035 Retirement Trust II	1,066,120	Shares	**	27,697,795
	Vanguard Target 2040 Retirement Trust II	1,050,058	Shares	**	27,774,028
	Vanguard Target 2045 Retirement Trust II	956,512	Shares	**	25,280,613
	Vanguard Target 2050 Retirement Trust II	961,886	Shares	**	25,547,702
	Vanguard Target 2055 Retirement Trust II	138,565	Shares	**	4,934,288
	BlackRock Intermediate Government/Credit Bond Index Fund F	2,387,996	Shares	**	60,157,437

	Common Stock of Plan Sponsor and Subsidiary
*	Telephone and Data Systems, Inc.	687,219	Shares	**	17,352,280
*	United States Cellular Corporation	477,793	Shares	**	19,030,495

	Mutual Funds
	Mutual Funds Available for Participant Contributions:
	Vanguard Institutional Index Fund	497,869	Shares	**	93,932,961
	Vanguard Small Cap Value Index Fund	1,684,585	Shares	**	42,771,609
	Vanguard Value Index Fund	1,688,642	Shares	**	55,623,861
	Vanguard Small Cap Growth Index Fund	1,409,932	Shares	**	49,982,081
	Vanguard Growth Index Fund	1,693,181	Shares	**	90,923,822
	Vanguard Total International Stock Index Fund	634,411	Shares	**	65,978,779

	Mutual Funds Used by the Plan to Invest
	Cash Pending Settlement:
*	Dreyfus Treasury & Agency Cash	169,930	Shares	**	169,930

*	Participants	Participant loans (interest rates range from 3.25% to 10.25%, maturing January 2015 to March 2034)			12,731,370

					$784,166,452

* Represents a party in interest
** Cost omitted for participant directed investments

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

		By:	/s/ C. Theodore Herbert
C. Theodore Herbert, Vice President-Human Resources

		By:	/s/ Douglas W. Chambers
Douglas W. Chambers, Vice President and Controller

Dated:	June 18, 2015